NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange ('NYSE' or the 'Exchange') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the entire class of common units representing limited partner interests (the 'Common Units') of Cypress Environmental Partners, L.P. (the 'Limited Partnership') from listing and registration on the Exchange at the opening of business on May 20, 2022, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the Common Units is no longer suitable for continued listing and trading on the Exchange. The Exchange reached its decision pursuant to Section 802.01D of the Listed Company Manual (the 'Manual') based on the Limited Partnership's May 9, 2022, disclosure that the Limited Partnership filed a petition for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of Texas on May 8, 2022, and it is expected that the contemplated restructuring will result in the Limited Partnership's common units having no value. Section 802.01D of the Manual states that the Exchange would normally give consideration to suspending or removing from the list a security of a Limited Partnership when 'an intent to file under any of the sections of the bankruptcy law has been announced or a filing has been made or liquidation has been authorized and the Limited Partnership is committed to proceed.' Pursuant to the above authorization, the Limited Partnership was notified by phone and by letter on May 9, 2022, of the Exchange's intention to initiate delisting proceedings. Further, on May 9, 2022, a press release announcing the initiation of delisting proceedings and the suspension of trading in the Common Units was issued and posted on the Exchange's website. The Limited Partnership had a right to appeal to a Committee of the Board of Directors of the Exchange (the 'Committee') the determination to delist the Common Units, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination. The Limited Partnership has waived its appeal right. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.